UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For November 18, 2003

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    [_]           Form 40-F    [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes     [_]                  No    [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

Precision Drilling Corporation
2003 Interim Report -- periods ended September 30, 2003
Management's Discussion and Analysis



HIGHLIGHTS
(Stated in thousands of dollars, except per share amounts)

                                                    Three months ended                            Nine months ended
                                                       September 30,                                 September 30,
                                             2003             2002    % Change             2003             2002    % Change
Financial Results
Revenue                               $   468,097      $   363,669        28.7    $   1,424,331     $  1,226,600        16.1
Operating earnings (1)                     63,174           20,371       210.1          189,331          134,547        40.7
Earnings from continuing operations        37,772           10,459       261.1          116,022           76,927        50.8
Net earnings                               37,772           12,246       208.4          133,531           82,402        62.0
Diluted earnings per share:
    From continuing operations                   0.68                         0.19257.9           2.10                1.4148.9
    After discontinued operations                0.68                         0.22209.1           2.42                1.5160.3
Funds provided by
    continuing operations                  93,260           22,872       307.7          244,720          146,870        66.6

                                                                                  September 30,         December 31,
                                                                                           2003                 2002
Financial Position
Working capital                                                                   $     246,974          $   210,256
Long-term debt (2)                                                                      446,372              514,878
Long-term debt to long-term debt plus equity (2)                                                  0.21                  0.25

(1)  See explanation on page 8
(2)  Excludes current portion of long-term debt

     This discussion should be read in conjunction with the annual audited consolidated financial statements of Precision Drilling Corporation (Corporation) for the fiscal year ended December 31, 2002, as well as the Management Discussion and Analysis which appears on pages 37 to 49 of the Corporation's 2002 annual report, and with the interim financial statements for the periods ending September 30, 2003.

Overview and Outlook

     Earnings per share from continuing operations for the three months ended September 30, 2003 was $0.68 compared to $0.19 in the same quarter of 2002. Included in earnings from continuing operations are costs of $816 ($0.01 per share) associated with business rationalization initiatives. For the nine month period ended September 30, 2003, earnings per share from continuing operations was $2.10 compared to $1.41 for the same period in 2002 while gains on disposal of discontinued operations resulted in a further earnings per share of $0.32 for a total of $2.42 per share for the nine month period ended September 30, 2003.

     Revenue of $468.1 million for the third quarter increased by $104.4 million or 29% over the same period in the prior year. The majority of this increase came from the Corporation's Canadian operations. Activity levels in Canada were strong in all of the Corporation's business segments. Revenue in Canada from the Contract Drilling operation was up 53% while the Technology Services Canadian operation was up 44%. Based on the number of rig operating days, drilling activity in Canada was up 56% as high commodity prices positively impacted our customer's cash flows and near perfect weather for most of the quarter allowed equipment to move when required. The drive to maintain North American natural gas production resulted in 71% of the wells drilled in Canada to September 30, 2003 being successful natural gas completions.

     Activity levels throughout the Corporation are expected to remain strong for the next six months with the principal driver being Canadian operations. All indications are that 2003 will be a record year for wells drilled in Canada and this activity level is expected to continue into 2004. A critical element of being able to service this demand is the availability of trained field personnel. In 2002, quickly ramping to winter activity levels from relatively slow summer and fall seasons proved challenging. This year's second and third quarter activity levels allowed the Corporation to maintain a high service capability entering the fourth quarter. Notwithstanding, it is still expected that an inability to staff relief crews for certain rigs will limit operations during the peak periods.

     In addition to the expected Canadian activity levels, the Corporation's international contract drilling activity is expected to increase with the growth in our Mexico integrated services contract from 7 rigs to 10 rigs as well as the building of two custom rigs to work under separate contracts internationally, one in the Middle East and one in Asia Pacific for a minimum period of 12 and 18 months, respectively.

     As noted in the second quarter, the business plan for Technology Services is being reviewed. This process is expected to be completed in the fourth quarter and will result in the identification of core and non-core product lines. These conclusions will guide future capital investment and divestiture decisions and will form the basis for assessing the carrying value of the Corporation's investment in Technology Services or components thereof.

     Technology Services continues with the deployment of its new tools. The 43/4" Revolution(TM) Rotary Steerable tool (RST) has continued with field tests and has been working on commercial jobs. As at September 30, 2003 the fleet of 43/4" tools stands at 24, up from 11 as at June 30, 2003. The design work for the 63/4" rotary steerable is virtually complete and materials have been ordered to build the initial prototypes. Bench testing of the 63/4" prototypes is scheduled for the fourth quarter of 2003 with field tests planned for January, 2004.

     The tool build for the Hostile Environment Logging Tool (HEL(TM)) continues and tool deployment on a strategic basis proceeds. The active fleet of tools was at 104 strings, up from 99 as at June 30, 2003. Intentions are to direct future investment to increasing available tool sizes and expanding concurrent job capability.

SEGMENT REVIEW
(Stated in thousands of dollars)
                                             Three months ended Sept. 30,                Nine months ended Sept. 30,
                                           2003            2002     % Change            2003           2002    % Change
Operating earnings: (1)
    Contract Drilling                 $  62,236      $   27,327        127.7      $  186,551    $   145,188        28.5
    Technology Services                     713          (7,840)       109.1          (5,772)       (15,782)       63.4
    Rental and Production                 9,247           6,582         40.5          31,857         26,055        22.3
    Corporate and Other                  (9,022)         (5,698)       (58.3)        (23,305)       (20,914)      (11.4)
                                      $  63,174      $   20,371        210.1      $  189,331    $   134,547        40.7

(1)  See explanation on page 8


CONTRACT DRILLING
(Stated in thousands of dollars, except per day/hour amounts)

                                                                                   % of                         % of
 Three months ended September 30,                                       2003    Revenue             2002     Revenue
Revenue                                                          $   227,490                 $   154,457
Expenses:
    Operating                                                        139,137       61.1          107,698        69.8
    General and administrative                                         7,346        3.2            6,214         4.0
    Depreciation and amortization                                     19,961        8.8           14,397         9.3
    Foreign exchange                                                  (1,190)      (0.5)          (1,179)       (0.8)
Operating earnings (1)                                           $    62,236       27.4      $    27,327        17.7

                                                                                                            % Change

Number of drilling rigs (end of period)                                  239                         241        (0.8)
Drilling rig operating days                                           11,820                       7,775        52.0
Drilling revenue per operating day                               $    14,365                 $    14,195         1.2
Number of service rigs (end of period)                                   239                         242        (1.2)
Service rig operating hours                                          110,447                      92,988        18.8
Service revenue per operating hour                               $       432                 $       418         3.3

                                                                                   % of                         % of
 Nine months ended September 30,                                        2003    Revenue             2002     Revenue

Revenue                                                          $   701,884                 $   581,137
Expenses:
    Operating                                                        436,603       62.2          367,651        63.3
    General and administrative                                        22,531        3.2           22,948         3.9
    Depreciation and amortization                                     58,234        8.3           46,427         8.0
    Foreign exchange                                                  (2,035)      (0.3)          (1,077)       (0.2)
Operating earnings (1)                                           $   186,551       26.6      $   145,188        25.0

                                                                                                            % Change

Number of drilling rigs (end of period)                                  239                         241        (0.8)
Drilling rig operating days                                           33,786                      25,998        30.0
Drilling revenue per operating day                               $    15,379                 $    16,088        (4.4)
Number of service rigs (end of period)                                   239                         242        (1.2)
Service rig operating hours                                          326,383                     297,222         9.8
Service revenue per operating hour                               $       454                 $       449         1.1

(1)  See explanation on page 8

     The Contract Drilling Group's revenue increased by 47% in the third quarter compared to the same quarter last year. For the nine month period, revenue has increased 21% from the prior year.

     In Canada, the drilling rig fleet achieved 10,848 operating days for a 52% utilization in the quarter compared to 6,944 operating and a 34% utilization in the comparable quarter of the prior year. The increase in rig operating days of 56% for the quarter and 33% for the nine-month period follows overall industry activity. The activity levels for the third quarter were up on the prior year due to near perfect weather in July and August, improved commodity pricing resulting in higher industry activity and the backlog of work created by unfavorable weather in the second quarter. Average day rates increased as a result of increased demand and strong pricing on the spot market. Day rates in Canada are expected to improve as anticipated activity reaches near record levels. In the fourth quarter the Corporation will be adding two Super Single Lights(TM), bringing the total rig fleet in Canada to 226.

     During the quarter the Corporation experienced an increase in international drilling activity as the number of drilling days increased over the same quarter in 2002 by 41% to 972 days. The increase in drilling days was the result of increased activity in Latin America, as Venezuela recovers from the effects of a general strike, and a one rig project in Asia Pacific. The Corporation has entered into a second rig contract in Asia Pacific and is mobilizing another rig to the Middle East. These rig deployments, together with the increase in rigs working on the Mexico integrated services contract from 7 to 10, will bring the total drilling rigs working internationally to 19 and should result in growth for international Contract Drilling.

     In 2002 the Corporation was carrying on drilling operations in the U.S. and accumulated 140 and 545 rig operating days in the three and nine month periods ended September 30, 2002, respectively. No such operations were carried on in 2003.

     The service rig fleet generated 110,447 operating hours in the third quarter, up 19% from the same quarter last year. Average hourly rates have increased 3% from the third quarter of 2002. As at September 30, 2003 the Corporation was operating 239 service rigs, down three from the same period in the prior year as two units were deregistered and one unit was involved in an incident that has made it inoperable. Activity levels in well servicing were up on the comparable quarter last year due to ideal weather conditions, increased drilling activity and strong commodity pricing, heavy oil in particular.

TECHNOLOGY SERVICES
(Stated in thousands of dollars)

                                                                        % of                     % of
 Three months ended September 30,                            2003    Revenue         2002     Revenue

Revenue                                                 $ 191,748               $ 161,569
Expenses:
    Operating                                             138,852       72.4      122,182        75.6
    General and administrative                             20,467       10.7       23,847        14.8
    Depreciation and amortization                          19,455       10.1       13,028         8.1
    Research and engineering                               13,309        6.9        8,990         5.6
    Foreign exchange                                       (1,048)      (0.5)       1,362         0.8
Operating earnings (1)                                  $     713        0.4    $  (7,840)       (4.9)

                                                                                             % Change

Wireline jobs performed                                    11,855                   7,818        51.6
Directional wells drilled                                     762                     369       106.5
Well testing/CPD (2) man-days (Canada only)                13,368                  10,415        28.4

                                                                        % of                     % of
 Nine months ended September 30,                             2003    Revenue         2002     Revenue

Revenue                                               $   560,135               $  494,756
Expenses:
    Operating                                             415,890       74.3       370,930        75.0
    General and administrative                             60,140       10.7        67,054        13.6
    Depreciation and amortization                          61,048       10.9        42,704         8.6
    Research and engineering                               30,954        5.5        25,278         5.1
    Foreign exchange                                       (2,125)      (0.4)        4,572         0.9
Operating earnings (1)                                $    (5,772)      (1.0)   $  (15,782)       (3.2)

                                                                                              % Change
Wireline jobs performed                                    29,608                   23,391        26.6
Directional wells drilled                                   2,124                    1,156        83.7
Well testing/CPD (2) man-days (Canada only)                39,351                   36,964         6.5

(1)  See explanation on page 8 (2) Controlled Pressure Drilling (CPD)

     In the quarter, revenue for Technology Services was 19% higher than the comparable quarter in 2002. The most significant increase was realized in the Canadian region where revenue increased $23.5 million (a 44% increase over 2002) due to increased activity. Other areas with significant growth in revenue were Mexico, with expansion outside of the integrated services contract, and the Middle East, where the Corporation has been successful in adding new contracts over the past 12 months. Revenue for the quarter was contributed from Canada at 40% (2002 - 36%), U.S. 24% (2002- 24%) and International 36% (2002 - 40%).

     Operating earnings as a percentage of revenue improved significantly from a loss of 5% in the third quarter of 2002 to slightly better than break even. Depreciation expense increased as a result of asset write downs, increased capital assets and a gain on disposal of capital assets in 2002 of $4.1 million compared to a gain on disposal in 2003 of $1.5 million. Total capital expenditures in the Technology Services segment in the last twelve months have been $216.6 million.

     Research and engineering costs have increased over the same quarter in the prior year due to increased investment in the Rotary Steerable Tool, the costs associated with LWD prototype tools and more wireline development projects in progress.

     The number of wireline jobs performed is up on the prior year quarter due to increases in Canada, the US and Middle East where the Corporation began a wireline project in the fourth quarter of 2002. Directional wells drilled are up due to the introduction of the HEL(TM) system along with a shift in the types of wells being drilled in Canada with an increased concentration of gas wells in the current year.

     The steps initiated in the first and second quarters to reduce costs and improve profitability were continued in the third quarter. The benefits of some of these actions were being realized late in the third quarter but the full impact of these streamlined operations were not fully appreciated in the quarter. In certain international regions the impact of these cost cutting initiatives have stabilized an otherwise deteriorating situation. In these international locations we will still be reliant on improved business to realize long term profitability. Signs of these improvements are already appearing as Technology Services has been awarded several directional drilling contracts utilizing the new LWD technology, which are scheduled to start late in the fourth quarter or early 2004.

     Over the past year the Corporation has spent $19 million on the design and implementation of an integrated Enterprise Resource Planning system for Technology Services. The system, which has proven effective in Contract Drilling, has been configured to provide timely information on all aspects of the business, from asset tracking and sales order development to revenue, expense and capital expenditure reporting and control. The first installation of the new system will go live in Canada in October of this year, replacing a myriad of stand alone financial and operational systems and databases currently being maintained. All of the Corporation's regional operations will be converted to the new globally integrated system over the course of the next two years. This investment was made to provide the tools and controls necessary to manage the planned growth of Technology Services.

RENTAL AND PRODUCTION
(Stated in thousands of dollars)

                                                                        % of                     % of
 Three months ended September 30,                            2003    Revenue         2002     Revenue

Revenue                                                $   48,859             $    46,384
Expenses:
    Operating                                              34,067       69.7  $    34,559        74.5
    General and administrative                              2,517        5.2        2,297         5.0
    Depreciation and amortization                           3,072        6.3        3,268         7.0
    Foreign exchange                                          (44)      (0.1)        (322)       (0.7)
Operating earnings (1)                                 $    9,247       18.9      $ 6,582        14.2
                                                                                         % Increase
Equipment rental days (000's)                                 200                     151        32.5
Plant maintenance man-days (000's)                             66                      64         3.1

                                                                        % of                     % of
 Nine months ended September 30,                             2003    Revenue         2002     Revenue

Revenue                                                $  162,312               $ 149,448
Expenses:
    Operating                                             113,698       70.0      106,161        71.0
    General and administrative                              6,962        4.3        7,140         4.8
    Depreciation and amortization                           9,364        5.8        9,932         6.7
    Foreign exchange                                          431        0.3          160         0.1
Operating earnings (1)                                 $   31,857       19.6    $  26,055        17.4

                                                                                             % Change
Equipment rental days (000's)                                 595                     450        32.2
Plant maintenance man-days (000's)                            207                     195         6.2

(1)  See explanation on page 8

     The Rental and Production segment experienced an increase in revenue of 5% over the prior year to $48.9 million. The segment's rental division realized higher revenues due to increased rental days and a modest increase in revenue per rental day driven by the activity levels in Canada. During the quarter the Corporation combined its three separate rental operations to form one business unit in order to improve upon customer convenience and streamline operations.

     Industrial plant maintenance revenue was in line with the prior year.

CORPORATE AND OTHER EXPENSES

     Corporate and other expenses of $9.0 million for the third quarter have increased by $2.1 million over the same period last year. The increase is the result of additional costs incurred to support international operations and increased incentive based compensation expense as a result of the improved financial performance of the Corporation relative to 2002. For the nine month period ended September 30, 2003 corporate and other expenses have increased from $22.2 million in 2002 to $23.3 million in 2003. General and administrative costs included in corporate and other expenses are comprised primarily of head office functions.

OTHER ITEMS

     Interest expense for the three months ended September 30, 2003 was $8.5 million, a decrease of $0.2 million or 2% from the same period last year. The decrease is the result of a decline in the average interest rate paid on the outstanding debt partially offset by the increase in net debt. The average net debt outstanding increased from $526.7 million for the third quarter in 2002 to $570.9 million in 2003. Net debt is defined as long-term debt, including current portion, plus bank indebtedness less cash. The increase in average net debt is principally due to capital spending in excess of funds provided from operations over the last 3 months of 2002.

     The effective tax rate on earnings before income taxes, non-controlling interest and discontinued operations was 33% in comparison to 15% in the prior year. The tax benefit derived from how the Corporation has structured its foreign operations is amplified in periods when operating results are less, as they were in the third quarter of 2002 compared to the third quarter of 2003.

     During October the Corporation issued 34,900 shares on the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

     Funds generated from continuing operations for the current quarter were $93.3 million up 308% from the prior year of $22.9 million. For the nine month period ended September 30, 2003 funds generated from continuing operations were $244.7 million, up 67% from the prior year. The Corporation spent $63.5 million and $220.8 million on capital additions, net of proceeds of disposal, in the three and nine month periods, respectively, ended September 30, 2003. The principal capital additions related to the Corporations expansion in Technology Services as the Corporation continues its new technology roll-out. During the quarter the Corporation received $3.0 million from the sale of an investment and for the nine month period the Corporation has received $10.6 million from the sale of investments and $67.3 million from the sale of discontinued operations. On the exercise of stock options the Corporation received $6.1 million in the quarter and $16.3 million for the nine months ended September 30, 2003.

     Working capital increased from $210.3 million at December 31, 2002 to $247.0 million at September 30, 2003 and the working capital ratio increased from 1.54 to 1.61.

     The Corporation's total borrowing at September 30, 2003 amounted to $600.7 million of which 59% was fixed and 41% was floating. The Corporation's long-term debt to long-term debt plus equity ratio improved from 0.25 as at December 31, 2002 to 0.21 as at September 30, 2003. The Corporation has unused lines of credit amounting to $229.4 million at the end of the third quarter.

(1)  NON-GAAP MEASURE

     Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.



DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this interim report, including statements which may contain words such as "could", "plans", "should", "anticipates", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements including, but not limited to, statements as to: future capital expenditures, including the amount and nature thereof; drilling activity levels; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; improvement in day rates; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's market share and position in the domestic and international drilling markets; and other such matters.

     These statements are based on certain assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Corporation's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations, including: fluctuations in the price and demand of oil and gas; fluctuations in the level of oil and gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil and gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; political circumstances impeding the progress of work in any of the countries in which the Corporation does business; identifying and acquiring suitable acquisition targets on reasonable terms; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by the Corporation.

     Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets
(Stated in thousands of dollars)

                                                                 September 30,      December 31,
                                                                          2003              2002
                                                                   (unaudited)

Assets
Current assets:
    Cash                                                          $     18,270     $      17,315
    Accounts receivable                                                512,480           443,799
    Income taxes recoverable                                             7,145             7,804
    Inventory                                                          111,972           132,909
                                                                       649,867           601,827
Property, plant and equipment, net of accumulated depreciation       1,595,593         1,521,444
Intangibles, net of accumulated amortization                            67,579            72,380
Goodwill                                                               537,692           546,921
Other assets                                                             8,959            17,443
                                                                  $  2,859,690     $   2,760,015

Liabilities and Shareholders' Equity
Current liabilities:
    Bank indebtedness (Note 5)                                    $    135,778     $      95,321
    Accounts payable and accrued liabilities                           248,543           268,568
    Current portion of long-term debt                                   18,572            27,682
                                                                       402,893           391,571
Long-term debt                                                         446,372           514,878
Future income taxes                                                    324,771           318,547
Non-controlling interest                                                 2,859             2,019
Shareholders' equity:
    Share capital                                                      929,180           912,916
    Retained earnings                                                  753,615           620,084
                                                                     1,682,795         1,533,000
                                                                  $  2,859,690     $   2,760,015
Common shares outstanding (000's)                                       54,639            54,067
Common share purchase options outstanding (000's)                        3,542             4,119

Consolidated Statements of Earnings and Retained Earnings (unaudited) (Stated in thousands of dollars, except per share amounts)


                                                             Three months ended             Nine months ended
                                                                September 30,                 September 30,
                                                             2003           2002          2003            2002

Revenue                                                $  468,097    $   363,669   $ 1,424,331     $ 1,226,600
Expenses:
    Operating                                             311,931        264,439       966,441         844,742
    General and administrative                             38,331         38,211       106,991         116,085
    Depreciation and amortization                          43,686         31,797       132,213         102,293
    Research and engineering                               13,309          8,990        30,954          25,278
    Foreign exchange                                       (2,334)          (139)       (1,599)          3,655
                                                          404,923        343,298     1,235,000       1,092,053
Operating earnings                                         63,174         20,371       189,331         134,547
Interest                                                    8,545          8,722        26,945          26,182
Dividend income                                                 -              -             -             (39)
Gain on disposal of investments                            (1,862)        (1,000)       (3,026)         (1,000)
Earnings before income taxes, non-controlling
    interest and discontinued operations                   56,491         12,649       165,412         109,404
Income taxes:
    Current                                                 5,028         23,696        37,945          64,362
    Future                                                 13,417        (21,825)       10,605         (32,943)
                                                           18,445          1,871        48,550          31,419
Earnings before non-controlling interest
    and discontinued operations                            38,046         10,778       116,862          77,985
Non-controlling interest                                      274            319           840           1,058
Earnings from continuing operations                        37,772         10,459       116,022          76,927
Gain on disposal of discontinued operations                     -              -        17,460               -
Discontinued operations, net of tax (Note 4)                    -          1,787            49           5,475
Net earnings                                               37,772         12,246       133,531          82,402
Retained earnings, beginning of period                    715,843        598,975       620,084         528,819
Retained earnings, end of period                       $  753,615    $   611,221    $  753,615     $   611,221
Earnings per share from continuing operations:
    Basic                                              $     0.69    $      0.19    $     2.14     $      1.44
    Diluted                                            $     0.68    $      0.19    $     2.10     $      1.41
Earnings per share:
    Basic                                              $     0.69    $      0.23    $     2.46     $      1.54
    Diluted                                            $     0.68    $      0.22    $     2.42     $      1.51
Common shares outstanding (000's)                          54,639         53,944        54,639          53,944
Weighted average shares outstanding (000's)                54,514         53,923        54,334          53,599
Diluted shares outstanding (000's)                         55,334         54,871        55,226          54,717

Consolidated Statements of Cash Flow (unaudited)
(Stated in thousands of dollars)


                                                             Three months ended             Nine months ended
                                                                September 30,                 September 30,
                                                             2003           2002          2003            2002

Cash provided by (used in):
Continuing operations:
    Earnings from continuing operations                $   37,772    $    10,459    $  116,022     $    76,927
    Items not affecting cash:
       Depreciation and amortization                       43,686         31,797       132,213         102,293
       Gain on disposal of investments                     (1,862)        (1,000)       (3,026)         (1,000)
       Future income taxes                                 13,417        (21,825)       10,605         (32,943)
       Non-controlling interest                               274            319           840           1,058
       Amortization of deferred financing costs               321            323           965             971
       Unrealized foreign exchange (gain)
          loss on long-term debt                             (348)         2,799       (12,899)           (436)
    Funds provided by continuing operations                93,260         22,872       244,720         146,870
    Changes in non-cash working capital balances          (84,386)       (11,465)      (85,483)         16,785
                                                            8,874         11,407       159,237         163,655
Discontinued operations:
    Earnings from discontinued operations                      --          1,787        17,509           5,475
    Items not affecting cash:
       Gain on disposal of discontinued operations             --             --       (17,460)             --
       Depreciation and amortization                           --            631           133           1,806
       Future income taxes                                     --            200            --             569
    Funds provided by discontinued operations                  --          2,618           182           7,850
Investments:
    Business acquisitions (Note 3)                             --         (3,050)       (6,800)         (3,050)
    Purchase of property, plant and equipment             (69,049)       (59,971)     (237,432)       (166,363)
    Purchase of intangibles                                    --            (63)           (6)         (2,149)
    Proceeds on sale of property, plant and equipment       5,500          8,386        16,646          25,688
    Proceeds on disposal of investments                     2,960          1,872        10,580           1,872
    Proceeds on disposal of
       discontinued operations (Note 4)                        --             --        67,274              --
    Investments                                               144             --          (730)           (147)
                                                          (60,445)       (52,826)     (150,468)       (144,149)
Financing:
    Increase in long-term debt                             35,980         24,507        80,940          34,626
    Repayment of long-term debt                            (4,486)        (5,994)     (145,657)        (92,439)
    Issuance of common shares on exercise of options        6,115          1,826        16,264          21,851
    Change in bank indebtedness                            21,275         15,360        40,457          19,491
                                                           58,884         35,699        (7,996)        (16,471)
Increase (decrease) in cash                                 7,313         (3,102)          955          10,885
Cash, beginning of period                                  10,957         27,218        17,315          13,231
Cash, end of period                                    $   18,270    $    24,116    $   18,270     $    24,116

Notes to Consolidated Financial Statements (unaudited)
(Tabular amounts stated in thousands of dollars, except per share amounts)



1.  BASIS OF PRESENTATION

     These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2002. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2002 contained in the Corporation's 2002 annual report.

2.   SEASONALITY OF OPERATIONS

     The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

3.   ACQUISITION

     In February, the Corporation acquired the operating assets of MacKenzie Caterers (1984) Ltd., a provider of oilfield camp and catering services, for $6.8 million. The net assets acquired were property, plant and equipment. No value was assigned to intangibles or goodwill.

4.   DISPOSAL OF SUBSIDIARIES

     Effective January 1, 2003 the Corporation sold its 100% owned subsidiary, Energy Industries Inc., for cash proceeds of $60.4 million, net of transaction costs and bank indebtedness assumed by the purchaser. Energy Industries Inc. was disposed of as it was not a core business to the Corporations' energy services globalization strategy. Results of Energy Industries Inc.'s operations have been disclosed as discontinued operations in comparative periods. Energy Industries Inc. was a component of the Rental and Production segment.

     In May 2003 the Corporation sold its 50% interest in Energy Equipment Rentals General Partnership ("EER") and Oil Drilling & Exploration (Argentina) SA ("OD&E") for cash proceeds of $6.9 million, net of transaction costs. Results of EER and OD&E's operations have been disclosed as discontinued operations in the current and comparative periods. Both entities were components of the Contract Drilling segment.

5.   BANK INDEBTEDNESS

     In May 2003, the Corporation secured a new $30.0 million revolving demand facility with a Canadian chartered bank. This facility expires on November 30, 2003 and is to be used as bridge financing for the construction of certain drilling rigs and associated assets. It is anticipated that this financing will be converted to term debt at or before maturity. Advances are available under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus .65% or Bankers' Acceptance plus .65% or in combination. The Corporation has drawn $26.7 million on this facility as at September 30, 2003.

6.   STOCK-BASED COMPENSATION PLANS

     The Corporation uses the intrinsic value based method to account for share options and accordingly, no compensation costs have been recognized in the financial statements. In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the nine and three month periods ended September 30, 2003 were $19.48 and $18.93 respectively, based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.64%, average expected life of 3.42 years and expected volatility of 48% for the nine months ended September 30, 2003 and 3.37%, 3.54 years and 46% respectively for the three months ended September 30, 2003.

     Had the Corporation determined compensation costs based on the fair value at the date of grant for stock options granted since January 1, 2002; net earnings and earnings per share (EPS) would have decreased to the pro forma amounts indicated below. These pro forma amounts reflect compensation cost amortized over the options vesting period.

                                                             Three months ended             Nine months ended
                                                                September 30,                 September 30,
                                                             2003           2002          2003            2002

Net earnings  - As reported                            $   37,772    $    12,246    $  133,531     $    82,402
              - Pro forma                              $   35,607    $    10,195    $  126,664     $    78,408
Diluted EPS   - As reported                            $     0.68    $      0.22    $     2.42     $      1.51
              - Pro forma                              $     0.64    $      0.19    $     2.29     $      1.43

7.   GUARANTEES

     The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for such indemnities as the Corporation's obligations under them are not probable and estimable.

8.   SEGMENT INFORMATION

                                          Contract     Technology     Rental and     Corporate
 Three months ended September 30          Drilling       Services     Production     and Other          Total

2003
Revenue                                 $  227,490     $  191,748    $    48,859    $        -     $   468,097
Operating earnings (loss)                   62,236            713          9,247        (9,022)         63,174
Research and engineering                         -         13,309              -             -          13,309
Depreciation and amortization               19,961         19,455          3,072         1,198          43,686
Total assets                             1,342,054      1,260,539        174,117        82,980       2,859,690
Goodwill                                   257,531        251,589         28,572             -         537,692
Capital expenditures                        32,798         27,609          2,269         6,373          69,049

2002
Revenue                                 $  154,457     $  161,569    $    46,384    $    1,259     $   363,669
Operating earnings (loss)                   27,327         (7,840)         6,582        (5,698)         20,371
Research and engineering                         -          8,990              -             -           8,990
Depreciation and amortization               14,397         13,028          3,268         1,104          31,797
Total assets                             1,279,871      1,084,803        236,983        71,945       2,673,602
Goodwill                                   257,531        250,045         37,801             -         545,377
Capital expenditures*                       10,530         44,307          3,237         1,960          60,034

                                          Contract     Technology     Rental and     Corporate
 Nine months ended September 30           Drilling       Services     Production     and Other          Total

2003
Revenue                                 $  701,884     $  560,135    $   162,312    $        _     $ 1,424,331
Operating earnings (loss)                  186,551         (5,772)        31,857       (23,305)        189,331
Research and engineering                        --         30,954             --            --          30,954
Depreciation and amortization               58,234         61,048          9,364         3,567         132,213
Total assets                             1,342,054      1,260,539        174,117        82,980       2,859,690
Goodwill                                   257,531        251,589         28,572            --         537,692
Capital expenditures*                       62,794        148,817          9,463        16,364         237,438

2002
Revenue                                 $  581,137     $  494,756    $   149,448    $    1,259     $ 1,226,600
Operating earnings (loss)                  145,188        (15,782)        26,055       (20,914)        134,547
Research and engineering                        --         25,278             --            --          25,278
Depreciation and amortization               46,427         42,704          9,932         3,230         102,293
Total assets                             1,279,871      1,084,803        236,983        71,945       2,673,602
Goodwill                                   257,531        250,045         37,801             _         545,377
Capital expenditures*                       29,534        121,329         14,947         2,702         168,512

* Excludes business acquisitions
Shareholder Information


Directors HEAD OFFICE

W.C. (Mickey) Dunn (2) (3)                    Precision Drilling Corporation
Edmonton, Alberta                             4200, 150-6th Avenue S.W.

Robert J.S. Gibson (1) (3)                    Calgary, Alberta, Canada T2P 3Y7
Calgary, Alberta                              Telephone:  403-716-4500

Murray K. Mullen (2)                          Facsimile:  403-264-0251
Calgary, Alberta                              Website: www.precisiondrilling.com

Patrick M. Murray (1)                         BANKER
Dallas, Texas                                 Royal Bank of Canada

Frederick W. Pheasey (3)                      Calgary, Alberta
Edmonton, Alberta

Hank B. Swartout                              LEGAL COUNSEL
Calgary, Alberta                              Borden Ladner Gervais LLP

H. Garth Wiggins (1)
Calgary, Alberta Calgary, Alberta

(1) Audit Committee member                    AUDITORS
(2) Compensation Committee member             KPMG LLP
(3) Corporate Governance                      Calgary, Alberta
    and Nominating Committee member


OFFICERS

Hank B. Swartout
Chairman of the Board,
President
and Chief Executive Officer

Dale E. Tremblay
Senior Vice President Finance
and Chief Financial Officer

John R. King
Senior Vice President
Technology Services

M.J. (Mick) McNulty
Senior Vice President
Operations Finance

R.T. (Bob) German
Vice President Finance and
Chief Accounting Officer

Jan M. Campbell
Corporate Secretary

Shareholder Information

STOCK EXCHANGE LISTINGS                                         ACCOUNT QUESTIONS

Common shares of Precision Drilling Corporation are             Our  Transfer  Agent  can  help you with a

listed on The Toronto Stock Exchange under the trading          variety  of   shareholder   related services,

symbol PD and on the New York Stock Exchange under              including:

the trading symbol PDS.                                         z     Change of address

Toronto (TSX)                                                   z     Lost share certificates
January 1, 2003                                                 z     Transfer of stock to
another person
to September 30, 2003                                           z     Estate settlement
    High: $56.68                                                You can call our Transfer Agent toll free at:
    Low:  $45.30                                                1-888-267-6555
    Volume traded: 50.9 million                                 You can write to them at:

New York (NYSE)                                                 Computershare Trust Company of
Canada
January 1, 2003                                                 100 University Avenue, 9th Floor
to September 30, 2003                                           Toronto, Ontario  M5J 2Y1
    High: US $40.52                                             Or you can email them at:
    Low: US $31.10                                              careregistryinfo@computershare.com
    Volume traded: 43.3 million                                 Shareholders of record who receive more

TRANSFER AGENT                                                  than one copy of this report can
contact our
AND REGISTRAR                                                   Transfer Agent and arrange to have their

Computershare Trust                                             accounts consolidate. Shareholders who
    Company of Canada                                           own Precision shares through a brokerage
Calgary, Alberta                                                firm can contact their broker to request

TRANSFER POINT                                                  consolidation of their accounts.

Computershare Trust                                             ONLINE INFORMATION
    Company, Inc.                                               To receive our news releases by e-mail, or to
New York, New York                                              view this interim report, please visit our
                                                                website at www.precisiondrilling.com and
                                                                refer to the Investor Relations section.

                                                                ESTIMATED RELEASE DATES FOR
                                                                FINANCIAL RESULTS

                                                                2003 Year End Results
                                                                        February 12, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              PRECISION DRILLING CORPORATION



                                              Per: /s/ Jan M. Campbell
                                                   ----------------------------
                                                   Jan M. Campbell
                                                   Corporate Secretary



Date:  November 18, 2003

         Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and rules promulgated thereunder, certain certifications are required in respect of annual and periodic reports filed with the Securities and Exchange Commission. Although quarterly reports furnished to the SEC on Form 6-K are "current" and not "periodic" reports, and do not require certification, the following certifications are given here voluntarily.

                              FORM 6K EXHIBIT INDEX



EXHIBIT NO.                                                              PAGE

99.1            302 Certification - Chief Executive Officer               21

99.2            302 Certification - Chief Financial Officer               22

99.3            906 Certification -  Chief Executive Officer              23

99.4            906 Certification -  Chief Financial Officer              24